

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Dr. Jack Gregory
Chief Executive Officer and Director
Premier Holding Corp.
4705 West Addisyn Court
Visalia, California 93291

      Re: Premier Holding Corp.
              Amendment No. 5 to Registration Statement on Form 10
              Filed September 9, 2010
              File No. 000-53824

Dear Dr. Gregory:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Quarterly Report on Form 10-Q/A for the period ended June 30, 2010

Item 4T. Controls and Procedures, page 20

1.   Regarding your response to prior comment 12:

- the material weaknesses you identify here do not appear to explain the reasons for adjusting journal entries not recorded by management mentioned in your response letter dated September 16, 2010. Please revise accordingly; and

- please tell us how you are remediating and intend to remediate the material weaknesses you identify here and in that response, and provide us your analysis of why you believe this information need not be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey D. Kruczek at (202) 551-3641 or Mary Beth Breslin at (202) 551- 3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Kenneth G. Eade, Esq.